UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of Termination of Share Repurchase Agreement

On April 30, 2021, the share repurchase agreement by and between SK Telecom Co., Ltd. (the “Company”) and SK Securities Co., Ltd. (“SK Securities”) dated August 28, 2020 (the “Agreement”) was terminated.

1. Name and Address of Issuer

A.	Name: SK Telecom Co., Ltd.

B.	Address: 65, Eulji-ro, Jung-gu, Seoul, Korea

2. Details of Termination

A.	Date of Report on Decision to Terminate the Agreement: April 29, 2021 (Please refer to the current report on Form 6-K furnished by the Company on April 29, 2021.)

B.	Counterparty (Broker) to the Agreement

•	Name: SK Securities

•	Company Identification Number: 00131850

3. Details of the Agreement

(Unit : millions of Won)
Date of Termination	Type of Agreement	Value of Agreement
April 30, 2021	Trust agreement for repurchase of treasury shares	500,000

4. Acquisitions and Dispositions of Issued Shares of the Company under the Agreement

(Unit: millions of Won, shares, %)
For the month ended	Type	Acquisition			Disposition			Value of Agreement
		Number (A)	Aggregate Value (B)	Ratio (A/B)	Number (A)	Aggregate Value (B)	Ratio (A/B)
August 31, 2020	Common shares	—	—	—	—	—	—	500,000
September 30, 2020	Common shares	496,870	118,956	23.79	—	—	—	500,000
October 31, 2020	Common shares	612,425	143,671	28.73	—	—	—	500,000
November 30, 2020	Common shares	420,000	96,071	19.21	—	—	—	500,000
December 31, 2020	Common shares	280,000	67,965	13.59	—	—	—	500,000

For the month ended	Type	Acquisition			Disposition			Value of Agreement
		Number (A)	Aggregate Value (B)	Ratio (A/B)	Number (A)	Aggregate Value (B)	Ratio (A/B)
January 31, 2021	Common shares	288,000	72,982	14.60	—	—	—	500,000
February 28, 2021	Common shares	—	—	—	—	—	—	500,000
March 31, 2021	Common shares	—	—	—	—	—	—	500,000
April 30, 2021	Common shares	—	—	—	—	—	—	500,000
Total	—	2,097,295	499,646	99.93	—	—	—	500,000

ø	The acquisition information above is based on the date of the order and the aggregate values do not include commissions.

5. Ownership of Treasury Shares after Termination of Agreement

[As of April 30, 2021]							(Unit: millions of Won, shares, %)
Type	Treasury Shares Held pursuant to Article 165-3 of the Financial Investment Services and Capital Markets Act (“FSCMA”)(1)			Treasury Shares Held under Trust Contract pursuant to Article 165-3 of FSCMA			Total
	Number	Ratio(2)	Aggregate Value	Number	Ratio(2)	Aggregate Value	Number	Ratio(2)	Aggregate Value
Common shares	7,488,273	9.27	1,670,014	—	—	—	7,488,273	9.27	1,670,014
Common shares	2,097,295	2.60	499,646	—	—	—	2,097,295	2.60	499,646
Total	9,585,568	11.87	2,169,660	—	—	—	9,585,568	11.87	2,169,660

(1)	Includes 7,488,273 treasury shares that were already held directly by the Company and 2,097,295 common shares returned to the Company upon termination of the Agreement.
(2)	Ratio calculated based on 80,745,711 total issued shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD. (Registrant)

By: /s/ Joongsuk Oh (Signature)
Name:	Joongsuk Oh
Title:	Senior Vice President

Date: April 30, 2021